[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

December 9, 2019

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:                           Center Coast Brookfield MLP & Energy Infrastructure Fund—Post-Effective Amendment No. 3 to Registration Statement on Form N-2 (File Nos. 333-229567 and 811-22843)

Ladies and Gentlemen:

On behalf of Center Coast Brookfield MLP & Energy Infrastructure Fund (the “Fund”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, and the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the General Rules and Regulations of the Commission thereunder, one electronically signed Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (the “Registration Statement”). The Registration Statement relates to the offering of the Fund’s common shares, including pursuant to rights to subscribe for the Fund’s common shares, on a delayed or continuous basis in reliance on Rule 415 under the Securities Act.

It is proposed that the filing will become effective when declared effective pursuant to Section 8(c) of the Investment Company Act.

If you have any questions or require any further information with respect to this filing, please call me at (312) 407-0641.

Very truly yours,

/s/ Kevin T. Hardy
Kevin T. Hardy

Enclosure